UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number  0-19386
CUSIP Number: 337719108

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I — REGISTRANT INFORMATION

FISCHER IMAGING CORPORATION
Full Name of Registrant

Former Name if Applicable

390 Interlocken Crescent, Suite 490
Address of Principal Executive Office (Street and Number)

Broomfield, Colorado 80021
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 22, 2006, Fischer Imaging Corporation (the “Company”) filed a petition under Chapter 11 of title 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Colorado, Case # 06-15611 (the “Chapter 11 Proceeding”).  At the time of this filing, the Company announced that it intended to either file a liquidating plan of reorganization (“Liquidation Plan”) or convert the Chapter 11 Proceeding to a liquidating case under Chapter 7 of the Bankruptcy Code.  In anticipation of such filing, the Company initiated wind-down activities and applied to the Division of Corporation Finance of the U.S. Securities and Exchange Commission on January 31, 2007 for relief from compliance with its reporting obligations under the Securities Exchange Act of 1934.  The Company’s management expected to receive such relief, and therefore made no provision for the preparation of an Annual Report on Form 10-K for the year ended December 31, 2006. On February 16, 2007, all of the Company’s officers and directors resigned.  Also on February 16, 2007, Mr. Tom Connolly was appointed the Company’s sole officer and director.  Mr. Connolly was appointed because of his expertise in the Chapter 11 confirmation process and Chapter 11 Plan implementation.  Mr. Connolly had no prior involvement in the Company.  All of the Company’s former employees have resigned.  In March 2007, the Division advised the Company that its request for relief would be denied and, as a result, the Company withdrew its request on March 22, 2007.

As a result of the foregoing and due to its limited resources and lack of any staff, the Company has been unable to complete the work necessary to timely file the Annual Report on Form 10-K.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Tom Connolly	(303)	661-9292
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

With respect to the Form 10-Q for the quarter ended June 30, 2006, the Company filed a notification of inability to timely file such Form 10-Q on August 14, 2006 and filed the Form 10-Q as soon as practicable thereafter, on August 22, 2006.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although we do not have completed financial statements for the year ended December 31, 2006, we expect that the changes in the Company’s full-year results for 2006, as compared to 2005, will be consistent with the changes previously reported in our financial statements for the nine months ended September 30, 2006.

Fischer Imaging Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2007	By	/s/ Tom H. Connolly
		Name:	Tom H. Connolly
		Title:	President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).